CRYOPAK CORP. TESTING LABORATORIES TEST RESULTS

                             DATED AUGUST 12, 1996.

CLIENT - XXX

PURPOSE OF TEST - The test was conducted to compare equal weights of Cryomat and Gel Paks in a Polyfoam 38-I Styrofoam box with outer corrugated container. I.D. of box was 10 3/4 in. X 71/2in. X 101/2in. Test was conducted using pharmaceutical standard protocol of varying ambient temperature during test period.

EQUIPMENT - Individual boxes were placed in a heat controlled environment utilizing a Fuji Electric PYZ series ramp-to setpoint controller with PID control maximizing process stability. Electric element heating coils were controlled by this system yielding an average temperature ranges with +- 1 degree C. accuracy. (AMBIENT) A Lakewood UL-16 Ultra Logger was used to record product temperature, and ambient temperature via eight temperature recording probes. The probes were placed within the product sample as illustrated in Fig
___.

AMIBENT AIR TEMPERATURE - The temperature protocol maintained during the testing period was as follows:

30 deg. C. for 18 hours.
38 deg. C. for next 6 hours.
47 deg. C. for next 2 hours.
30 deg. C. for next 16 hours.
37 deg. C. for next 3 hours.*

* The test was discontinued at this point since both test containers had reached 16 deg. C at this time and were considered well outside of the acceptable range for temperature sensitive pharmaceuticals.

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PACKAGING TECHNIQUE

Container #1

3.3 kg. of Cryomat was placed in the shipping container in such a way as to totally surround the inner box of product mass. Cryomat was placed (double layer down both sides and both ends) A triple layer of Cryomat was placed on the bottom and the top of test mass inner container. Temperature probes ( Cryomat #1, Cryomat #2, and Cryomat #3) were placed directly into the product mass within the inner box as illustrated in Fig.----

Container #2

3.3 kg. of Gel Paks were placed in container as used in actual pharmaceutical shipping situation (2) 1/2 kg. and (1) 1 kg. Gel paks were placed down one side of inner container. (3) 1/2 kg. Gel paks were placed on top of inner container. Inner container was butted up to outer container on three sides and bottom. (i.e. no direct contact with Gel Paks) Temperature probes (Gel Pak # 1, Gel Pak #2, and Gel Pak #3) were placed directly into the product as shown in Fig. ---, The Probe Gel Pak #4 was placed just inside of the inner container as far from the Gel Paks as possible.

OBSERVATIONS- The Graphic representation of the test clearly demonstrates the superiority of Cryomat. throughout the duration of the test. The probe recordings were consistent for all three probes and a temperature below 5 deg.
C. was maintained for 35 hours. The critical upper range of 8 deg. C. was not reached by any probe for a forty hour period.

A wide separation indicating a significant temperature variance was observed with the Gel Pak temperature probes. The Gel Pak #3 probe exceeded the upper critical limit within six hours. The Gel Pak k probe exceeded the upper critical limit within 19 hours and the single Gel Pak #1 probe exceeded the upper critical limit in 36 hours. This clearly demonstrates that a large temperature gradient exists through the product mass when using the Gel Paks. For the most part the product mass temperature is outside of the critical temperature range with this packaging configuration.

The Gel Pak #4 probe indicates the actual temperature of the product at a point most distant from the Gel Pak location. THE PRODUCT TEMPERATURE AT THIS POINT WAS NEVER WITHIN THE REQUIRED CRITICAL TEMPERATURE RANGE.

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Further  observations  of the  graphs  indicates  the  protective  nature of the
Cryomat packaging with a rapid increase in outside (ambient) air temperature. When the ambient air temperature was increased to 38 deg. C and then to 47 deg.
C. The temperature within the Gel Pak configuration increased immediately while the "wrap around" configuration with the Cryomat protected the product against these increases. This is indicated by the "humps" appearing on all the Gel Pak probe curves during temperature increase. On the other hand, the Cryomat probe curves showed very little fluctuation during the temperature increase.

CONCLUSIONS- It can be concluded that Cryomat offers superior refrigerant properties when compared to the Gel Pak, The "wrap around" ability of Cryomat assures a uniform transfer of heat from the product over an extended period of time. The characteristic uniformity of the Cryomat curves in Chart I indicate that amount of Cryomat used could be reduced to achieve required results depending on the time required under actual shipping conditions.

The separation of the Gel Pak curves in Chart ! indicate a considerable temperature differential across the product mass. This differential is evident throughout the entire test period.

The "protective" nature of Cryomat under conditions of temperature spiking will be important to the shipper of perishable products since the likelihood of product heating in unpredictable temperature extremes is minimized.